Exhibit 99.5

FOR RELEASE OCTOBER 8, 2009

Pure Nickel reports results for the nine months ended August 31, 2009

TORONTO, CANADA, October 8, 2009 - Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) reported its results for the nine months ended August 31, 2009. The company reported that results were on track with its expectations, and that the company held cash, cash equivalents and short-term investments of $7.4 million at August 31, 2009. Pure Nickel reported a net loss of $0.1 million for the three months ended August 31, 2009, compared to a net loss of $1.1 million for the three months ended August 31, 2008. The company reported a net loss of $0.9 million for the nine months ended August 31, 2009, compared to a net loss of $2.3 million for the nine months ended August 31, 2008. Pure Nickel’s consolidated financial statements for the quarter and the accompanying management discussion and analysis are available on the company’s website at www.purenickel.com, on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Q3 operating highlights

MAN, Alaska

With its project partner, ITOCHU Corporation, the company continued its planned exploration program for the MAN project in Alaska. Extensive ground electromagnetic and walk magnetic surveys coupled with a Z-TEM (Z-Axis Tipper Electromagnetic system) survey and ongoing bore-hole electromagnetic surveys were completed and utilized in the drill target selection process. The program ran until late September, and the company is currently awaiting assay results of samples collected throughout the program. Dr. Larry Hulbert, P. Geol. is the designated Qualified Person (Q.P.) for the MAN project.

SR1, Quebec

During July 2009, a helicopter-supported team field-checked anomalies and anomaly trends identified by the 1100 line km VTEM survey which was completed in 2008. Several occurrences of disseminated sulphide mineralization were discovered in and near mafic intrusives and one previously unmapped area of frost heave tentatively interpreted to be ultramafic. Multi-element ICP (inductively-coupled plasma emission spectrometry) analyses by ALS Chemex have been received on the 141 grab samples from sites with either visible sulphides or a rusty appearance. Nickel ranged from 500 to 2000 ppm in 18 of the samples, copper from 1000 to 19300 ppm (1.93%) in 17 samples and cobalt from 75 to 175 ppm in 18 samples. Selected samples, including several from mineralization discovered by Falconbridge (now Xstrata) near the northwest end of the property, returned up to 0.061 ppm platinum and 0.199 ppm palladium. Mr. Dallas Davis, P. Eng. is the designated Qualified Person (Q.P) for the SR1 Project.

Western Utah Copper Company property

Pure Nickel has an agreement to receive certain royalties for production at the Western Utah Copper Company (WUCC) property, and in June, 2009 the company filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009, the company filed a response to the counterclaim. Management believes that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the financial statements.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE (Platinum Group Element) projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com